June 30, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:  Jason Wynn

Re:	NutraCea
Registration Statement on Form SB-2
File No. 333-134957

Form 10-KSB for the Fiscal Year Ended December 31, 2005
File No. 0-32565

Dear Mr. Wynn:

We are writing to follow-up with you regarding the phone conversation that you had with our outside legal counsel on June 29, 2006. In your conversation, you noted that our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and our Registration Statement on Form SB-2 (Registration Number 333-134957) disclose that we have business relationships with companies in Korea and that Korea is a country in which we are focusing our marketing and development efforts. You had asked if our relationships and marketing efforts were in North Korea and/or South Korea. By this letter we confirm that our disclosure in the 10-KSB and the SB-2 should have referenced “South Korea” and not “Korea.” We have no business relationships or marketing objectives in North Korea.

Sincerely,

NutraCea

/s/ Todd C. Crow
Todd C. Crow, Chief Financial Officer